UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 15, 2022

INNOVEGA INC.

(Exact name of issuer as specified in its charter)

Delaware	80-0203668
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

11900 NE 1st St, Ste. 300, Bellevue Washington 98005	98005
(Address of principal executive offices)	(Zip code)

(425) 214-7300

(Issuer’s telephone number, including area code)

Series A-1 Preferred

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Innovega Inc. (the “Company”) closed a $500,000 direct investment on June 15, 2022 in connection with the Company’s Regulation A+ Offering. (Offering Circular dated March 15, 2022.) This direct investment occurred outside of the Online Platform provided by StartEngine Crowdfunding, Inc.at the domain name www.startengine.com.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Bellevue, Washington on July 8, 2022

INNOVEGA INC. INC.

/s/ Stephen Willey
By	Stephen Willey, Chief Executive Officer and Director